SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section

MAR 01 2013

Washington DC 400

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: GMP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ilan Lessick (212) 404-8326
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - *if individual, state last, first, middle name*)

5 Times Square	New York	N.Y.	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATEMENT OF FINANCIAL CONDITION

GMP Securities, LLC
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, Christopher Tate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMP Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Note

Signature

Co-President

Title

LISA SANCHEZ
Notary Public, State of New York
No. 01SA6267033
Qualified in Queens County
Commission Expires August 13, 2016

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) An Oath or Affirmation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMP SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member of
GMP Securities, LLC

We have audited the accompanying statement of financial condition of GMP Securities, LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GMP Securities, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2013

GMP Securities, LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 5,387,239
Due from brokers and dealers	6,892,788
Securities owned, at fair value	21,509,868
Fixed assets, net of accumulated depreciation and amortization of $1,363,626	213,586
Due from affiliate	632,842
Other assets	706,826
Total assets	$ 35,343,149
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 16,390,024
Accrued compensation	3,773,432
Accrued expenses and other liabilities	948,645
Total liabilities	21,112,101
Subordinated notes payable	8,000,000
Member's equity	6,231,048
Total liabilities and member's equity	$ 35,343,149

See accompanying notes.

GMP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

GMP Securities, LLC ("GMP" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is also registered in Canada as an Exempt Market Dealer. The Company is a wholly owned subsidiary of GMP MTR Acquisition Inc., a Delaware corporation. The Company is ultimately owned by GMP Capital Inc. (the "Parent") which is publicly listed on the Toronto Stock Exchange in Canada.

GMP is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible, emerging market debt and asset backed securities), as well as trading in preferred stock and distressed, bankrupt and other securities.

On January 17, 2012, the Company changed its name to GMP Securities, LLC from Miller Tabak Roberts Securities, LLC ("MTR").

The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. ("Clearing Broker") and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market or fair value.

2. Significant Accounting Policies (continued)

The carrying value of substantially all of the Company's financial assets and liabilities that are not carried at fair value in the statement of financial condition will approximate the fair value generally due to their short-term in nature or since they are highly liquid. This includes cash and cash equivalents, due from brokers and dealers, and due from affiliates. These financial instruments would be generally classified as Level 1 or Level 2 within the fair value hierarchy.

Since the Company's subordinated notes payable are longer-term in nature, at December 31, 2012, the subordinated notes were valued using a discounted cash flow. Management estimated the yield a third party would expect to receive for the Company's subordinated notes payable as an assumption to the discounted cash flow. At December 31, 2012, the fair value of the notes payable approximated the carrying value. These financial instruments would be classified as Level 3 within the fair value hierarchy.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. At December 31, 2012, cash and cash equivalents include cash in banks and investments in overnight money market accounts.

Office furniture, equipment, capitalized software, and other fixed assets are carried at cost less accumulated depreciation and amortization. All assets are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease.

Certain key employees of the Company participate in a Share Incentive Plan in which the employees are entitled to receive common shares of the Parent upon satisfaction of specified vesting conditions. These awards are accounted for as equity awards under ASC 718, *Compensation – Stock Compensation*, on the books of the Company. The value of such awards is initially determined at grant date. See Note 13, share incentive plan for further details of the plan.

The Company has a defined contribution retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations.

The Company is treated as a disregarded entity for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. The federal, state and local income tax on such income is the responsibility of the member.

2. Significant Accounting Policies (continued)

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its securities positions in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, (Level 1 measurements) and the lowest priority to unobservable inputs that are significant to the valuation (Level 3 measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company's securities positions measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Pricing inputs that reflect unadjusted quoted market prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs other than quoted market prices in active markets, which are either directly or indirectly observable for the asset or liability as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. These include GMP's unique independent credit research capabilities, long standing and broad relationships with leading institutional fund managers, banks, and wholesale market brokers.

Level 3 – Pricing inputs that are unobservable for the asset or liabilities and include situations where there is little, if any, market activity or liquidity at the reporting date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instruments. See Note 5 for additional information related to the Company's fair value measurements with respect to the Company's securities owned and securities sold, not yet purchased.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables for unsettled transactions and claims with the Clearing Broker.

Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain positions of the Company's securities owned, although at December 31, 2012, the Company had no margin debt. It is the Company's policy to monitor the credit standing of the Clearing Broker with whom it conducts its business.

4. Net Capital Requirements

GMP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, GMP had net capital of $12,435,307, which was $12,121,126 in excess of the amount required.

Proprietary accounts held at the Clearing Broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the SEC's Uniform Net Capital Rule.

5. Securities Owned and Securities Sold, Not Yet Purchased

The following table summarizes the fair value of the Company's securities owned and securities sold, not yet purchased within the fair value hierarchy at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
U.S. government debt	$ 4,999,960	$ –	$ –	$ 4,999,960
Foreign government debt	151,405	–	–	151,405
Corporate bonds	15,964,026	242,525	–	16,206,551
Equities and warrants	88,152	63,800	–	151,952
	$ 21,203,543	$ 306,325	$ –	$ 21,509,868
Securities sold, not yet purchased at Fair Value				
Foreign government debt	$ 151,425	$ –	$ –	$ 151,425
Corporate bonds	16,087,164	–	–	16,087,164
Equities and warrants	136,435	15,000	–	151,435
	$ 16,375,024	$ 15,000	$ –	$ 16,390,024

The fair value of U.S. government debt securities positions are based on quoted prices in active markets. The Company classified these instruments within Level 1 of the fair value hierarchy.

The fair value of equities securities are based on quoted prices from active markets in which the securities are traded by the Company. The Company classified these instruments within Level 1 of the fair value hierarchy.

The fair value of the majority of the corporate bonds are based on their last sale price. The Company classified these instruments as Level 1 within the fair value hierarchy. Certain corporate bonds that are traded in less than active market are valued based on quoted prices from similar financial instruments and are therefore classified as Level 2.

The fair value of foreign bonds are based on their last sale price. The Company classified these instruments as Level 1 within the fair value hierarchy.

The fair value of the warrant instruments are based on other significant observable inputs, including but not limited to, quoted prices of the underlying securities. The Company classified these instruments as Level 2 within the fair value hierarchy.

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of each reporting period. During the 12 months ended December 31, 2012, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

There were no Level 3 security positions during the year ended December 31, 2012.

6. Fixed Assets

At December 31, 2012, fixed assets comprise of the following:

	Leasehold Improvements	Furniture and Fixtures	Equipment	Capitalized Software	Total
Cost					
Balance at January 1, 2012	$ 387,825	$ 226,802	$ 655,376	$ 268,637	$ 1,538,640
Additions	2,554	6,366	28,108	1,544	38,572
Cost at December 31, 2012	$ 390,379	$ 233,168	$ 683,484	$ 270,181	$ 1,577,212
Accumulated Depreciation and amortization					
Balance at January 1, 2012	S 336,705	$ 148,157	$ 496,021	$ 210,891	$ 1,191,774
Depreciation and amortization expenses	11,667	27,166	96,984	36,035	171,852
Balance at December 31, 2012	$ 348,372	$ 175,323	$ 593,005	$ 246,926	$ 1,363,626
Net Book Value	$ 42,007	$ 57,845	$ 90,479	$ 23,255	$ 213,586

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

From time to time, GMP may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that GMP, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company does not anticipate any losses or risks with respect to the concentration of cash balances maintained with such financial institutions. At December 31, 2012, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Broker and therefore are subject to the credit risk of the Clearing Broker.

The Clearing Broker is a member of SIPC and customers (as defined in the Securities Investor Protection Act), are afforded benefits if the SIPC member fails financially.

ASC 460, *Guarantees*, requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, GMP has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through to the settlement date. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2012, there were no amounts to be indemnified to the Clearing Broker for the customer accounts.

8. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition of the Company. At December 31, 2012, no litigation was pending against the Company.

9. Commitments

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. In 2011, the Company renewed its New York lease for an additional ten years. After the first five years the Company has an option to terminate this lease with the payment of a fee of $325,000.

The Landlord also has the option to give the Company 16 months' termination notice including five months of free rent. Expected minimum annual rental payments under current and the renewed operating lease agreements are as follows:

2013	$ 607,512
2014	525,040
2015	467,603
2016	530,472
2017	546,000
Thereafter	1,729,000
	$ 4,405,627

10. Related-Party Transactions

GMP has entered into a Services Agreement with an affiliate, Griffiths McBurney Corp. ("GMC"), a SEC and FINRA registered broker dealer, whereby GMP provides facilities, administrative and payroll services to employees of GMC working out of GMC's New York City branch. Under this arrangement, the Company is reimbursed for the administrative costs associated with and paid on behalf of GMC for these activities. At December 31, 2012, there was no outstanding balance owing to GMP for these activities.

The Company participates in a revenue sharing agreement with certain affiliates (GMP Securities L.P., GMP Securities Europe LLP, and GMP Securities Australia Pty Limited). Pursuant to the term of the agreement, the Company receives from its affiliates certain revenues generated from its participation as a distribution channel to its customers of certain newly issued securities that were underwritten by its affiliates. As of December 31, 2012, the receivables from affiliates amounted to $632,842. The receivable balance is presented as due from affiliate in the statement of financial condition. These amounts are billed monthly and settled thereafter.

10. Related-Party Transactions (continued)

In 2012, the Company provided certain fixed income advisory services and support to affiliates. At December 31, 2012, there was no outstanding balance owing to GMP for these services.

11. Member's Equity

On January 25, 2012, GMP distributed $304,000 to its member after due notifications were submitted to regulators.

12. Subordinated Notes Payable

The Company has subordinated notes payable to GMP MTR Acquisition Inc. consisting of term loans of $3,000,000 maturing on September 26, 2013, bearing interest of 5%, as well as two term loans each of $2,500,000 maturing on December 19, 2013 and December 19, 2015, respectively, each bearing interest of 8.5%. The Company has the option to extend each of the loans for an additional year from the maturity date.

All subordinated notes payable have been approved by FINRA, and are subordinated to all existing and future claims of all non-subordinated creditors of the Company and are included in the Company's net capital under the SEC's Uniform Net Capital Rule. The notes may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

13. Share Incentive Plan

GMP awarded common shares of the Parent (the "retention shares") to key employees (the "retention shareholders") of the Company upon its successful closing of the acquisition of the Company on September 26, 2011. The cost of the share awards of $13,511,973 was measured based on the closing stock price of the Parent shares on the Toronto Stock Exchange at grant date on September 26, 2011, which represents grant date fair value. A total of 1,852,789 retention shares were reserved for issuance in accordance with the escrow and lock-up agreement ("Escrow and Lock-Up Agreement") of the Company and the retention shareholders.

These awards are recognized in equity based on a graded vested method approach over a four year vesting period as a non cash flow charge, which is the period over which all the specified vesting conditions are satisfied. The first tranche was released to the retention shareholders in accordance with the plan.

13. Share Incentive Plan (continued)

As of December 31, 2012, 515,696 (with a total fair value of $3,113,130) of the retention shares had vested (zero at December 31, 2011); and 12,352 (with a fair value of $66,192) were forfeited during the year, leaving a balance of 1,324,741 (with a fair value of $7,789,259) shares reserved per the Escrow and Lock-Up agreement.

No new share awards were granted during the year.

14. Share Purchase Forgivable Loans

In 2012, the Company made advances of loans to certain employees to finance their purchase of common shares of the Parent. At December 31, 2012, the carrying value of these loans was $317,708, which is included in other assets on the statement of financial condition. The value of the Parent's common shares pledged by the employees to the Company was $386,845. These loans bear interest at Prime Rate and the loan balance is forgiven on the fourth anniversary of the grant. If they cease to be an employee of GMP prior to the fourth anniversary grant date, the loans, including accrued interest, are required to be paid in full by the employee.

15. Asset Pledged as Security for Loans

An amount of $225,000 on deposit with Bank of America was pledged as security for corporate credit card lines provided by the Bank.

16. Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, the issuance date of the statement of financial condition. The Company has determined that there are no material events that would require disclosure in the statement of financial condition.

Ernst & Young LLP

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